UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Webcast May 12, 2026 Performance 1Q26— Nova PiratiningaThermal Power Plant One of the nine power plants awarded to Petrobras in the 2026 Power Capacity Reserve Auction Disclaimer— NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10 (a) of Regulation S-X. Thepresentationmaycontainforwardlookingstatementsaboutfutureeventsthatarenotbasedonhistoricalfactsandarenotassurancesoffuturereults.Suchforward-lookingstatementsmerelyreflecttheCompany’scurrentviewsandestimatesoffutureeconomiccircumstances,industryconditions,companyperformanceandfinancialresults.Suchtermsas"anticipate","believe","expect","forecast","intend","plan","project","seek","should",alongwithsimilaroranalogousexpressions,areusedtoidentifysuchforward-lookingstatements.Readersarecautionedthatthesestatementsareonlyprojectionsandmaydiffermateriallyfromactualfutureresultsorevents.ReadersarereferredtothedocumentsfiledbytheCompanywiththeSEC,specificallytheCompany’smostrecentAnnualReportonForm20-F,whichidentifyimportantriskfactorsthatcouldcauseactualresultstodifferfromthosecontainedintheforward-lookingstatements,including,amongotherthings,risksrelatingtogeneraleconomicandbusinessconditions,includingcrudeoilandothercommodityprices,refiningmarginsandprevailingexchangerates,uncertaintiesinherentinmakingestimatesofouroilandgasreservesincludingrecentlydiscoveredoilandgasreserves,internationalandBrazilianpolitical,economicandsocialdevelopments,receiptofgovernmentalapprovalsandlicensesandourabilitytoobtainfinancing. Weundertakenoobligationtopubliclyupdateorreviseanyforward-lookingstatements,whetherasaresultofnewinformationorfutureeventsorforanyotherreason.Figuresfor2Q26onareestimatesortargets. Allforward-lookingstatementsareexpresslyqualifiedintheirentiretybythiscautionarystatement,andyoushouldnotplacerelianceonanyforward-lookingstatementcontainedinthispresentation. Inaddition,thispresentationalsocontainscertainfinancialmeasuresthatarenotrecognizedunderIFRS.Thesemeasuresdonothavestandardizedmeaningsandmaynotbecomparabletosimilarly-titledmeasuresprovidedbyothercompanies.Weareprovidingthesemeasuresbecauseweusethemasameasureofcompanyperformance;theyshouldnotbeconsideredinisolationorasasubstituteforotherfinancialmeasuresthathavebeendisclosedinaccordancewithIFRS. 2 Operational highlights 1Q26 — PRODUCTION RECORDS We set records for total operated production (4.65 million boed) and total own production in the pre-salt layer (2.66 million boed). The platforms in Santos Basin reached a daily record for gas exports of 44.8 million m³ on March 28. FPSO PROCUREMENT Conclusion of negotiations for the procurement of two FPSOs for SEAP I and II projects under the BOT (Build, Operate, and Transfer) model. ACQUISITION OF NEW ACREAGE AND RIGHTS Acquisition of a 42.5% stake in Block 2613, in offshore Namibia, Africa Acquisition of a stake and assumption of operations for Block 3, in offshore São Tomé and Príncipe, Africa. Acquisition of a 50% stake in TartarugaVerde field and in Module III of Espadartefield. NEW DISCOVERIES New pre-salt discovery in Campos Basin, in exploratory well (1-BRSA-1404DC-RJS) drilled in Sector SC-AP4 of Campos Basin, Block C-M-477. Discovery of high-quality oil in pre-salt Campos Basin, in exploratory well (3-BRSA-1397-RJS) drilled in MarlimSul field. Third gas discovery in Colombia in the Copoazú-1 well. 3 2026 POWER CAPACITY RESERVE AUCTION FOR THERMAL POWER PLANTS We have contracted 9 of our power plants under LRCAP26, totaling approximately 2.6 GW of capacity for the 2026 to 2031 period, with estimated fixed revenue of R$ 44 billion over the entire contract term. EQUATORIAL MARGIN Renewal of the Operating License authorizing the drilling of two additional exploratory wells in the PituDiscovery Appraisal Plan area and in Block POT-M-762. Operational highlights 1Q26 — OIL PRODUCTS OUTPUT In 1Q26, we produced 1.816 mbpd of refined products, up 6.7% versus 4Q25, and 68% of output consisted of higher-value products: diesel, gasoline and jet fuel. In March, we achieved a monthly record for S10 diesel production in our refineries (512 mbpd). HIGH FUT AND PRE-SALT OIL PROCESSING We achieved a utilization factor of 95%, with a monthly utilization rate of 97.4% in March, the highest monthly utilization of the facilities since December 2014. The processing of pre-salt oils stood at 69%, contributing to the production of higher-value-added products. 4 LOWER LPG IMPORTS (26 mbpd) This achievement is due to production at the Boaventura Energy Complex, combined with increased utilization of the refining facilities. NEW CUSTOMERS New contracts for oil exports to India, strengthening our position and competitiveness in that market. Contract with Vale (in Minas Gerais) to supply S10 diesel, containing 15% biodiesel. The partnership strengthens our relationship with final consumers. SHIP-TO-SHIP OPERATIONS A historic milestone of 1,500 operations at Angra dos Reis Terminal. FERTILIZERS The restart of construction activities at UFN-III has been approved in April, with commercial operations scheduled to commence in 2029. Operational highlights 1Q26 — ENVIRONMENTAL LICENSES AND OTHER AUTHORIZATIONS:PREDICTABILITY AND OPERATIONAL CONTINUITY We achieved important licensing milestones, reinforcing our execution capacity and alignment with the timelines established for our projects: Issuance of the license for drilling activities in the Potiguar Basin blocks. Authorizations for well tie-ins at P-62, P-78 and the FPSOs Alexandre de Gusmão, Carioca, Angra dos Reis, and Anita Garibaldi. Approval by IBAMA for the departure of the FPSO Cidadede Niteróifor decommissioning in Denmark. Authorization to increase RNEST’s throughput from 115 thousand to up to 150 thousand barrels per day on a test basis, boosting diesel production and reducing import demand amid the current geopolitical scenario. Issuance of the Preliminary Installation License for the revamp of RPBC’s distillation unit, aimed at increasing throughput. Issuance of the Installation License for ethanol co-processing at RECAP and for the Green Hydrogen Pilot Project at Replan. 5 RESULTS OF THE PUBLIC CALL “NATURE-BASED SOLUTIONS FOR CLIMATE ADAPTATION AND RESILIENCE IN CITIES” More than 100 proposals were evaluated, and 4 projects will receive over R$ 20 million for climate adaptation and resilience initiatives across 8 municipalities in the states of Rio Grande do Sul and São Paulo. LAUNCH OF THE HUMAN RIGHTS AND CORPORATE CITIZENSHIP SUPPLEMENT The document is part of our initiatives to promote human rights and respect for the environment. We are focused on increasing our production— + PRODUCTION RECORDS Búzios: platforms reached an operated production level of 1.082 million barrels on April 1. Mero: production reached a monthly average of 721,000 bpd for the first time in April, following the start-up of an additional well connected to the FPSO Alexandre de Gusmão. EFFICIENCY AND ASSET MANAGEMENT Maintenance of operational reliability and efficiency, combined with a reduction of losses with stoppages, has strengthened the stability of operations. Performance was also driven by efficient reservoir management, highlighted by the record offshore water injection rate of 4.22 MMbpd, achieved in March. 2,152 2,396 2,583 2,733 2024 2025 1Q26 Apr/26 NEW PRODUCTION UNITS P-78 (Búzios 6)Production started up on December 31st, 2025, and has a capacity of 180,000 barrels of oil per day. 6 OWN OIL PRODUCTIONBRAZILMbpd P-79 (Búzios 8) Production started up on May 1, three months ahead of schedule in the 2026–30 Business Plan. Capacity of 180,000 barrels of oil per day, increasing the field’s installed production capacity to ~ 1.34 MMbpd. Production Unit. 2024 2025 1Q26 April Total Own Brazil mboed 2,664 2,960 3,196 3,360 Total Operated Brazil mboed 3,761 4,270 4,603 4,850 KEY DELIVERABLES FOR 2026 AND 2027 Búzios: we are focused on advancing the construction of the P-80, P-82, and P-83 FPSOs, each with 225 Mbpd of capacity, following the start-up of P-78 and P-79, each with 180 Mbpd of capacity. Well interconnection: Búzios 6, Búzios 7, Búzios 8, and Mero 4 in 2026, and Búzios 8, 9, 10, and 11 in 2027. EVOLUTION OF E&P CAPEX BY ACTIVITY US$ billion 4.1 6.3 5.1 1Q25 4Q25 1Q26 Effective CAPEXexecution, delivering high returns— 25.6% -19.1% 87.4% in E&P WELLS SUBSEA ACTIVITIES PLATFORMS CONSTRUCTION OTHERS 0.90 1.10 0.70 1.23 1Q25 1Q26 1Q26 physical progress Offshore wells: 10 drilled 12 completed Subsea: 14 interconnections (including 3 in Búzios) P-79 mooring 1.00 1.11 0.80 1.03 7 TOTAL 3.50 4.46 CAPEX US$ billion In Downstream, we continue to deliver operational excellence and consistent results — 90% 89% 95% 1Q25 4Q25 1Q26 UTILIZATION FACTOR % TOTAL OIL PRODUCTS OUTPUT mbpd 1,706 1,702 1,816 1Q25 4Q25 1Q26 97.4% Mar. 26 Our efforts to increase the production of oil products for the Brazilian market in a profitable manner help mitigate the effects of geopolitical conflicts on Brazil and strengthen the country’s energy security +6.7% • Middle distillates (diesel and jet fuel) and gasoline accounted for 68% of total oil products output in 1Q26. •Record S-10 diesel production in March, reaching 512 mbpd. •Higher production supported increased sales of domestically produced oil products, reducing imports. 8 9 OCF US$ billion 8.5 10.2 8.4 1T25 4T25 1T26 -1.2% NET INCOME US$ billion 6.0 2.9 6.2 4.0 4.7 4.5 1T25 4T25 1T26 Net income Net income excluding one-off events EBITDA US$ billion Adjusted EBITDA Adjusted EBITDA excluding one-off events Operational cash flow 10.4 11.1 11.3 10.7 10.9 11.7 1T25 4T25 1T26 10.2% Our operational performance boosted financial results — 7.3% 12.6% - 4.5% -17.3% Higher oil prices and record oil production were not fully captured in these results due to the export pricing model and ongoing oil exports 26.4 27.5 25.0 24.0 43.4 43.7 42.0 41.0 69.8 71.2 67.0 65.0 2025 1Q26 2026 2027-2030* Leasing Financial Debt Gross Debt US$ billion Debt Gross debt is expected to converge toward the US$ 65 billion level projected in the 2026–30 Business Plan. — 2026-30 BP PROJECTIONS *Considers the average of the annual projections disclosed in the 2026–30 Business Plan. 10 Monitoring of the 2026-30 Business Plan Projections — Our projections remain unchanged, even though we are working to anticipate projects and exceed our production goals. We continue to monitor the external scenario and its impact on prices and costs. 2.6 2.5 1Q26 2026 Projection 11 5.6 20.2 1Q26 2026 Projection MANAGEABLE OPERATING EXPENSES US$ billion OIL PRODUCTION MMbpd CASH CAPEX US$ billion LEASE CASH FLOW US$ billion 4.5 16.9 1Q26 2026 Projection 2.4 10.0 1Q26 2026 Projection ±5% ±4% Commitment to capital discipline and anticipation of value-accretive deliveries Exchange rate fluctuations may impact financial execution Manageable operating expenses are impacted by higher handling and transportation tariffs, as well as higher oil and gas production Main levers supporting production delivery: Continued ramp-up of P-78 and FPSO Alexandre de Gusmão Start-up of P-79 Complementary projects Reservoir management efficiency and improvements in asset integrity and management Trend of a higher production impact from maintenance shutdowns in 2H26 BP 26-30 BP 26-30 BP 26-30 BP 26-30 12 Contribution to society in 1Q26— MUNICIPAL TAXES R$ 0.7 billion GOVERNMENT TAKE R$ 14.8 billion FEDERAL TAXES R$ 27.3 billion STATE TAXES R$ 29.6 billion R$ 72.4 billion in taxes Final Remarks— 13 Higher oil prices do not change our commitment to disciplined capital allocation and responsible investment execution. We remain focused on increasing our production through operational efficiency and proper management of our assets. We are committed to our governance, an essential pillar for value creation. Webcast May 12, 2026 Performance 1Q26— Nova PiratiningaThermal Power Plant One of the nine power plants awarded to Petrobras in the 2026 Power Capacity Reserve Auction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer